                                             Exhibit 16.1
March 27, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated March 27, 2025 of Forward Air Corporation and are in agreement with the statements contained in the second, third, fourth, fifth, and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP